UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Director/PDMR Shareholding

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIME

October 12, 2026

Shell plc (the “Company”) announces that it was informed by Philippa Bounds, a Person Discharging Managerial Responsibilities (“PDMR”), of certain periodic acquisitions of shares by herself and certain Persons Closely Associated (each a “PCA”) with her, under Dividend Reinvestment Schemes (each a “DRIP”), without any active involvement at the time of purchase.

Ms Bounds recognises the need for vigilance on these matters. To remove the need to notify small trades of this nature going forward, Ms Bounds and her PCAs intend to cancel their elections under their respective DRIPs at the next available opportunity.

The transactions provided below outline the details of the PCAs and the shares acquired in connection with the respective DRIPs.

Karen Heslop
Deputy Company Secretary

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Philippa
Last Name(s)	Bounds
2. Reason for the notification
Position/status	Chief Legal Officer
Initial notification/amendments	Initial Notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transactions	Purchase of shares
Currency	GBP
Price	(Price for each trade provided in breakdown below)
Volume	Total 1,387 ordinary shares (see breakdown below)
Total	£41,028.76
Aggregated information: Trades were undertaken on different dates as part of a DRIP on an Individual Savings Account (“ISA”) and as part of a DRIP operated through an account on an investment platform.
Date of Transaction ISA	Volume	Price	Total
25 September 2024	98	£25.630	£2,511.74
23 December 2024	109	£23.960	£2,611.64
26 March 2025	97	£28.065	£2,722.31
25 June 2025	101	£25.920	£2,617.92
24 September 2025	100	£26.450	£2,645.00
22 December 2025	100	£27.020	£2,702.00
1 April 2026	81	£35.005	£2,835.41
1 July 2026	43	£29.225	£1,256.68
23 September 2026	35	£35.395	£1,238.83
Date of Transaction Investment Platform Account	Volume	Price	Total
26 June 2024	116	£28.235	£3,275.26
25 September 2024	2	£25.630	£53.26
23 December 2024	2	£23.960	£47.92
26 March 2025	2	£28.065	£56.13
25 June 2025	2	£25.920	£51.84
24 September 2025	2	£26.450	£52.90
22 December 2025	2	£27.020	£54.04
1 April 2026	150	£35.005	£5,250.75
1 July 2026	189	£29.225	£5,523.53
23 September 2026	156	£35.395	£5,521.62

Place of Transactions	London

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Brian
Last Name(s)	Bounds
2. Reason for the notification
Position/status	Person Closely Associated with the PDMR, Philippa Bounds
Initial notification/amendments	Initial Notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transactions	Purchase of shares
Currency	GBP
Price	(Price for each trade provided in breakdown below)
Volume	Total 1,216 ordinary shares (see breakdown below)
Total	£34,338.11
Aggregated information: Trades were undertaken on different dates as part of a DRIP on an ISA and as part of a DRIP operated through an account on an investment platform.
Date of Transaction ISA	Volume	Price	Total
26 June 2024	101	£28.235	£2,851.74
25 September 2024	116	£25.630	£2,973.08
23 December 2024	130	£23.960	£3,114.80
26 March 2025	115	£28.065	£3,227.48
25 June 2025	119	£25.920	£3,084.48
24 September 2025	119	£26.450	£3,147.55
22 December 2025	119	£27.020	£3,215.38
1 April 2026	96	£35.005	£3,360.48
1 July 2026	122	£29.225	£3,565.45
23 September 2026	100	£35.395	£3,539.50
Date of Transaction Investment Platform Account	Volume	Price	Total
23 December 2024	11	£23.960	£263.56
26 March 2025	10	£28.065	£280.65
25 June 2025	10	£25.920	£259.20
24 September 2025	10	£26.450	£264.50
22 December 2025	10	£27.020	£270.20
1 April 2026	8	£35.005	£280.04
1 July 2026	11	£29.225	£321.48
23 September 2026	9	£35.395	£318.56

Place of Transactions	London

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	James
Last Name(s)	Bounds
2. Reason for the notification
Position/status	Person Closely Associated with the PDMR, Philippa Bounds
Initial notification/amendments	Initial Notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transactions	Purchase of shares
Currency	GBP
Price	(Price for each trade provided in breakdown below)
Volume	Total 47 ordinary shares (see breakdown below)
Total	£1,339.80
Aggregated information: Trades were undertaken on different dates as part of a DRIP on an ISA.
Date of Transaction ISA	Volume	Price	Total
23 December 2024	7	£23.960	£167.72
26 March 2025	6	£28.065	£168.39
25 June 2025	6	£25.920	£155.52
24 September 2025	6	£26.450	£158.70
22 December 2025	6	£27.020	£162.12
1 April 2026	5	£35.005	£175.03
1 July 2026	6	£29.225	£175.35
23 September 2026	5	£35.395	£176.98

Place of Transactions	London

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Alfred
Last Name(s)	Bounds
2. Reason for the notification
Position/status	Person Closely Associated with the PDMR, Philippa Bounds
Initial notification/amendments	Initial Notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transactions	Purchase of shares
Currency	GBP
Price	(Price for each trade provided in breakdown below)
Volume	Total 47 ordinary shares (see breakdown below)
Total	£1,339.80
Aggregated information: Trades were undertaken on different dates as part of a DRIP on an ISA.
Date of Transaction ISA	Volume	Price	Total
23 December 2024	7	£23.960	£167.72
26 March 2025	6	£28.065	£168.39
25 June 2025	6	£25.920	£155.52
24 September 2025	6	£26.450	£158.70
22 December 2025	6	£27.020	£162.12
1 April 2026	5	£35.005	£175.03
1 July 2026	6	£29.225	£175.35
23 September 2026	5	£35.395	£176.98

Place of Transactions	London

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	George
Last Name(s)	Bounds
2. Reason for the notification
Position/status	Person Closely Associated with the PDMR, Philippa Bounds
Initial notification/amendments	Initial Notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transactions	Purchase of shares
Currency	GBP
Price	(Price for each trade provided in breakdown below)
Volume	Total 47 ordinary shares (see breakdown below)
Total	£1,339.80
Aggregated information: Trades were undertaken on different dates as part of a DRIP on an ISA.
Date of Transaction ISA	Volume	Price	Total
23 December 2024	7	£23.960	£167.72
26 March 2025	6	£28.065	£168.39
25 June 2025	6	£25.920	£155.52
24 September 2025	6	£26.450	£158.70
22 December 2025	6	£27.020	£162.12
1 April 2026	5	£35.005	£175.03
1 July 2026	6	£29.225	£175.35
23 September 2026	5	£35.395	£176.98

Place of Transactions	London

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State.

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396, 333-272192 and 333-292109).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: October 12, 2026	/s/ Karen Heslop
Karen Heslop
Deputy Company Secretary